                                                                                         NEWS

 FOR IMMEDIATE RELEASE                                                                                       CONTACT:  Craig S. Tireman
 March 8, 2005                                                                                                                                           (201) 476-5410

BUTLER INTERNATIONAL, INC.
REPORTS FULL YEAR AND FOURTH QUARTER RESULTS FOR 2004
SALES EXCEED PRIOR YEAR BY 20%
REPORTS 2004 EARNINGS PER SHARE OF $.29

        MONTVALE, NJ . .. . Butler International, Inc. (NASDAQ SC: BUTL) announced today its results for the fiscal year and fourth quarter ended December 31, 2004.

        For the year ended December 31, 2004, the Company reported net income of $3.8 million, or $.29 per share, compared to a loss of $15.4 million, or $1.55 per share for the same period in 2003.  Income from continuing operations was $3.7 million, or $.28 per share for 2004, versus a loss of $14.6 million, or $1.47 per share in 2003.  Prior year results included restructuring charges of $1.6 million, legal settlement and related charges of  $1.4 million, and a goodwill impairment charge of $7.8 million, all net of tax.  Year-to-date sales total $251.3 million, a 20% increase over the $209.0 million reported in 2003.

        Excluding the unusual 2003 charges mentioned above, a 19% increase in gross margin combined with a 27% decrease in depreciation expense, a 6% decrease in selling, general and administrative expenses and a 13% decrease in interest costs were the driving forces behind the increase in 2004 profitability.  The increase in gross margin was the result of the 20% sales growth.   The decrease in interest expense was due to lower rates negotiated on one of the Company's term loans in the fourth quarter of 2003.  Interest savings were lessened somewhat by increased borrowings caused by higher sales-driven receivables.

        Sales and operating profits from the Company's largest and fastest growing operation, Butler Technical Group, exceeded the prior year; sales were 27% above 2003 while profits grew by 39% for the same period.  A large portion of the year on year increase came from work performed in the aerospace and defense sectors as well as the manufacturing sector.  The Telecom Services operation exceeded last year's sales and profit results by 18% and 94%, respectively.  The increased profitability was principally due to a combination of increased volume, an increase in the gross margin as a percent of sales and lower overhead.  The Technology Solutions' revenues were 9% below 2003 as a result of a decrease in billable employees, and operating profit was 15% below that of the prior year.

        Edward M. Kopko, Chairman and Chief Executive Officer, commented, "2004 was a year of solid results for Butler.  Our formula of quality-oriented, client-focused services coupled with strong cost controls continues to prove successful.  We look forward to continued strong earnings growth in 2005."

        For the fourth quarter of 2004, the Company reported net income of $1.3 million, compared to a net loss of $1.3 million reported in the same period of 2003.  Earnings per share were $.09 for this quarter compared to a loss of $.13 per share for the same period in 2003.  Income from continuing operations was $1.3 million, $2.5 million greater than the loss of $1.3 million reported in the fourth quarter of 2003.  Sales for the quarterly period ended December 31, 2004, were $65.3 million, a 21% increase over the $54.1 million reported for the same period of the prior year.  Operating income was $2.7 million for the fourth quarter of 2004, compared to an operating loss of  $0.1 million reported in the fourth quarter of 2003.

        Sales from Butler Technical Group were 21% above the fourth quarter of 2004, while profits grew by 26% for the same period.  Butler Telecom exceeded last year's fourth quarter sales and profit results by 26% and 148% respectively.  The Technology Solutions' revenues were 4% above the 2004 quarter as a result of an increase in billable employees, and operating profit was 26% above that of the prior year period.  An increase in volume together combined with lower overhead expenses, resulted in the higher operating profit for the Technology Solutions division.

About Butler International

        Butler International, Inc. is a leading provider of TechOutsourcing services, helping customers worldwide increase performance and savings.  During its 58-year history, Butler has served many prestigious companies.  Butler's current client list includes Avon Products, BellSouth, Boeing, Caterpillar, Johnson and Johnson, Los Alamos National Laboratories, Merrill Lynch, Nortel Networks, Northrop Grumman, United Defense, Verizon and more.  If you would like to find out more about Butler's value-added services, visit us on the web at http://www.butler.com.

        Information contained in this press release, other than historical information, may be considered forward-looking in nature as such it is based upon certain assumptions and is subject to various risks and uncertainties as set forth in the Company's filings with the Securities and Exchange Commission.  Such risks and uncertainties may not be controllable by the Company.  To the extent that these assumptions prove to be incorrect, or should any of these risks or uncertainties materialize, the actual results may vary materially from those that were anticipated.

 Mindpower for a Changing WorldSM
World Headquarters, 110 Summit Avenue, Montvale, NJ 07645 (201) 573-8000
www.butler.com

BUTLER INTERNATIONAL, INC.
SUMMARY OF OPERATIONS
(in thousands except per share data)
(unaudited)

	Quarter Ended December 31,		Year Ended December 31,	
	2004	2003	2004	2003
Net sales	$ 65,252	$ 54,091	$ 251,325	$ 208,983
Cost of sales	53,642	44,945	207,814	172,497
Gross margin	11,610	9,146	43,511	36,486
Depreciation and amortization	475	519	1,915	2,637
Selling, general and administrative expenses	8,461	9,330	32,685	34,922
Restructuring and other charges	-	34	-	2,442
Legal settlements and related costs	-	(646)	-	2,262
Goodwill impairment	-	-	-	12,331
Operating income / (loss)	2,674	(91)	8,911	(18,108)
Interest expense	(1,008)	(1,144)	(4,167)	(4,819)
Income / (loss) from continuing operations before income taxes	1,666	(1,235)	4,744	(22,927)
Income tax expense / (benefit)	382	24	1,074	(8,355)
Income / (loss) from continuing operations	1,284	(1,259)	3,670	(14,572)
Income / (loss) from discontinued operations, net of tax	-	(25)	125	(786)
Net income / (loss)	$ 1,284	$ (1,284)	$ 3,795	$ (15,358)
Basic income / (loss) per share:				
Continuing operations	$ 0.12	$ (0.13)	$ 0.32	$ (1.47)
Discontinued operations	-	-	0.01	(0.08)
Net income / (loss)	$ 0.12	$ (0.13)	$ 0.33	$ (1.55)
Diluted income / (loss) per share:				
Continuing operations	$ 0.09	$ (0.13)	$ 0.28	$ (1.47)
Discontinued operations	-	-	0.01	(0.08)
Net income / (loss)	$ 0.09	$ (0.13)	$ 0.29	$ (1.55)
Average number of common shares and dilutive common share equivalents outstanding:				
Basic	10,231	10,192	10,228	10,174
Diluted	13,542	10,192	13,160	10,174

BUTLER INTERNATIONAL, INC.
SELECTED BALANCE SHEET INFORMATION
(in thousands)
(unaudited)

	December 2004	December 2003
Accounts Receivable	$ 39,407	$ 31,474
Total Current Assets	50,935	41,721
Total Current Liabilities	25,735	24,246
Working Capital	25,200	17,475
Total Assets	104,725	98,566
Total Liabilities	83,374	81,489
Stockholders' Equity	$ 21,351	$ 17,077